Gamida Cell Ltd.
5 Nahum Heftsadie Street
Givaat Shaul, Jerusalem 91340, Israel

VIA EDGAR

October 23, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mara Ransom, Assistant Director

Re:	Gamida Cell Ltd.
Acceleration Request for Registration Statement on Form F-1
File No. 333-227601

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Gamida Cell Ltd. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 25, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Cooley LLP, by calling Joshua A. Kaufman at (212) 479-6495, or in his absence, Daniel I. Goldberg at (212) 479-6722.

If you have any questions regarding this request, please contact Joshua A. Kaufman of Cooley LLP at (212) 479-6495 or Daniel I. Goldberg of Cooley LLP at (212) 479-6722. Thank you for your assistance with this matter.

Sincerely,

GAMIDA CELL LTD.

/s/ Julian Adams
Julian Adams, Ph.D.
Chief Executive Officer

cc:	Shai Lankry, Gamida Cell Ltd.
Haim Gueta, Meitar Liquornik Geva Leshem Tal
Joshua A. Kaufman, Cooley LLP
Divakar Gupta, Cooley LLP
Daniel I. Goldberg, Cooley LLP
Michael Kaplan, Davis Polk & Wardwell LLP
Derek Dostal, Davis Polk & Wardwell LLP